Filer:  Inprise Corporation
                     Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 0-16096

 On February 7, 2000, Inprise Corporation posted the following slide show on its web site:

                                 SLIDE SHOW

 Slide 1

      This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results will differ due to factors such as shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to Corel's most recent reports filed with the Securities and Exchange Commission.

 Slide 2

   The Companies

   Corel Corporation

      One of the world's largest software developers of business productivity, graphics/consumer applications and operating system solutions

 Inprise/Borland Corporation

      Leading provider of Internet access infrastructure, application development tools and services

 Slide 3

   Looking Ahead

   Our vision

      To lead the development of Linux and other Open Software Technologies that BRIDGE and accelerate the value of the Internet to the world.

   Our mission

      Corel is a bridge to the future and the future is the Internet--it is open, powerful, and unlimited. The delivery of that future is the applications on Linux, Windows, and other platforms. Since the founding of our companies, we have delivered complete solutions on all these platforms. Corel will deliver solutions for the next generation of computing.

 Slide 4

   Sales

   Corel Corporation

      Sales:  US $243.1 M in fiscal year ended November 30, 1999
      Net profit:  US $16.7 M or $0.26 per share
      Market capitalization:  US $1.3 B

   Inprise/Borland Corporation

      Sales:  US $174.8 M in fiscal year ended December 31, 1999

      Net profit:  US $22.7 M or $0.35 per share
      Market capitalization:  US $900 M

 Slide 5

   The Agreement

 o Inprise/Borland shareholders will receive 0.747 Corel common shares for each share of Inprise/Borland common stock
 o    Deal valued at US 2.44 billion
 o    Represents a value of $14.94 per share of Inprise/Borland
 o Operations to be headquartered in Ottawa with Inprise/Borland to operate as a wholly-owned subsidiary of Corel in Silicon Valley
 o    Dr. Michael Cowpland will remain President, CEO and Director of Corel
 o Dale Fuller, Interim President and CEO of Inprise/Borland will be Chairman of Corel's Board of Directors
 o Board of Directors will consist of four Corel nominees and two Inprise/Borland nominees

 Slide 6

   Linux Powerhouse

 o    Greater choice for customers: Consumer/SME/Enterprise
 o Total Linux offering from desktop to middle-tier to high-end server level
 o    Large, experienced Linux development team
 o    Full range of productivity and Internet access applications
 o    Global distribution network
 o    Strong install base

      55M Consumers/Small to medium enterprises/Developers

 o    Complimentary products and technologies

      Complete cross-platform connectivity
      Global reach with a presence in over 100 countries
      Recognized best-of-breed leaders in products and tools

 Slide 7

   Linux Powerhouse

   Strong Balance Sheet

 o    Over US$200 million in cash

   Strategic Partnerships and Investments include:

      GraphOn
      Rebel.com
      Newlix
      LinuxForce
      OE/ONE.com

 Slide 8

   Key Advantages in the Marketplace

 o    Outstanding customer base
 o    First mover advantage
 o    Technological leadership
 o    Top Linux team and management
 o    Extensive industry relationships
 o    Strong balance sheet and cost savings

 Slide 9

   The Products

   Corel
   Productivity Applications:

 o    Graphics Software
 o    Consumer Applications

 Linux Software

   Operating Systems:

 o    Three versions of Corel LINUX OS

 Slide 10

   The Products

   Inprise/Borland

   Internet Access Infrastructure:

 o    Developer Solutions
 o    Consulting, Training and Support Services

 Slide 11

   The Future

 o    #1 provider of end-to-end Linux offerings
 o    Single-source provider of:

           Internet access infrastructure
           Office productivity
           Developer solutions for the global enterprise

 o    Leader of the migration from Windows to Linux

           Aggressive investment and partnerships in emerging
           Linux and Internet technologies

                                    * * *

      Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention:
 Investor Relations, telephone: (831) 431-1000, e-mail:
 investor@inprise.com.